UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Harte-Hanks, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

416196103

(CUSIP Number)

Bryan J. Pechersky

Harte-Hanks, Inc.

200 Concord Plaza Drive, Suite 800

San Antonio, Texas 78216

(210) 829-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2008

(Date of Event Which Requires Filing of this Statement)

Explanatory Note: This Form 13D/A is being filed to reflect the increase, over time, in the percentage of shares of Common Stock of Harte-Hanks, Inc. (the “Issuer”) held by the Reporting Person due principally to the Issuer’s fewer number of outstanding shares since the Reporting Person’s last Form 13D/A dated May 3, 2006. On April 30, 2006 (as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2006, the most recent 10-Q filed as of the time of such prior 13D/A), the Issuer had approximately 80,815,736 shares outstanding. On June 30, 2008 (the most recent quarter-end as of the time of filing this 13D/A), the Issuer had approximately 63,235,543 shares outstanding.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS; I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Houston H. Harte
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 9,669,873 (See Explanatory Note on Cover Page)
8 SHARED VOTING POWER: 0
9 SOLE DISPOSITIVE POWER: 9,669,873 (See Explanatory Note on Cover Page)
10 SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 9,669,873 (See Explanatory Note on Cover Page)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

*	Based on 63,235,543 shares of Common Stock of Harte-Hanks, Inc. outstanding as of June 30, 2008.

Item 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock of Harte-Hanks, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216.

Item 2.	IDENTITY AND BACKGROUND.

(a) (b) (c)

Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), this Schedule 13D Amendment No. 2 is hereby filed by Houston H. Harte (the “Reporting Person”), 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216. His position with the Issuer is to serve as a director and Vice Chairman of the Board of Directors of the Issuer, 200 Concord Plaza Dr., Suite 800, San Antonio, Texas 78216.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Amount Beneficially Owned: 9,669,873

Percent of Class: 15.3% (Based on 63,235,543 shares of Common Stock of Harte-Hanks, Inc. outstanding as of June 30, 2008).

Family limited partnerships (the “Partnerships”) collectively own 3,061,555 shares of Common Stock. The corporate general partners (the “General Partners”) of each family limited partnership indirectly own 0.1% of such shares. The Reporting Person is the sole shareholder of each General Partner. The limited partners of the Partnerships indirectly own the remaining 99.9% of the shares of Common Stock held by the Partnerships.

The Reporting Person directly owns 6,608,318 shares and indirectly owns approximately 3,061 shares (0.1% of the Partnerships’ shares) of Common Stock via his ownership of the General Partners.

The Reporting Person disclaims beneficial ownership of an aggregate of approximately 3,058,493 shares of Common Stock (99.9% of the Partnerships’ shares) owned indirectly by the limited partners of the Partnerships and holds no pecuniary interest in such shares.

As stated in the Explanatory Note on the Cover Page, this Form 13D/A is being filed to reflect the increase, over time, in the percentage of shares of Common Stock of the Issuer held by the Reporting Person due principally to the Issuer’s fewer number of outstanding shares since the Reporting Person’s last Form 13D/A dated May 3, 2006. On April 30, 2006 (as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2006, the most recent 10-Q filed as of the time of such prior 13D/A), the Issuer had approximately 80,815,736 shares outstanding. On June 30, 2008 (the most recent quarter-end as of the time of filing this 13D/A), the Issuer had approximately 63,235,543 shares outstanding.

(b)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 9,669,873 (See Explanatory Note on Cover Page)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 9,669,873 (See Explanatory Note on Cover Page)

(iv)	Shared power to dispose or direct the disposition of: 0

(c)	The Reporting Person has not effected any transactions in the Common Stock of the Issuer during the past sixty (60) days.

(d)	See Item 5(a).

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5(a) regarding the Partnerships and the General Partners.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 25, 2008

/s/ Houston H. Harte
By:	Bryan J. Pechersky, Senior Vice President, General Counsel and Secretary of the Issuer, by Power of Attorney*

*	The Power of Attorney is incorporated herein by reference from Exhibit 24.1 of the Reporting Person’s Form 4 filed on December 4, 2007.